PORTAL RESOURCES LTD.

NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 23, 2012

NOTICE IS HEREBY GIVEN that the Special Meeting of Shareholders of Portal Resources Ltd. (the “Company”) will be held at the head office of the Company at 1600, 144 – 4th Avenue SW, Calgary, Alberta on Friday, March 23, 2012 at 10:00 a.m. (Mountain Standard Time) (the “Meeting”) for the following purposes:

1.

to consider and, if thought fit, to approve an ordinary resolution to amend the Company’s authorized share capital by eliminating the maximum number of shares that the Company is authorized to issue;

2.

to consider and, if thought fit, to approve with or without variation an ordinary resolution to consolidate the Company’s issued and outstanding common shares on a five for one basis, or by such lower consolidation ratio as may be determined by the Board of Directors of the Company and as may be required to obtain approval from the TSX Venture Exchange, as more particularly described in the accompanying Information Circular; and

3.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and Proxy Form also accompany this Notice of Meeting.

Only shareholders of record at the close of business on February 17, 2012 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Registered shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy Form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 10:00 a.m. (Mountain Standard Time) on March 21, 2012 or, if the Meeting is adjourned, by no later than 10:00 a.m. (Mountain Standard Time) on the second last business day prior to the date on which the Meeting is reconvened, or may deposited with the chairman of the Meeting prior to the commencement of the Meeting.  If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 23rd day of February, 2012.

BY ORDER OF THE BOARD

“David N. Hottman”

David N. Hottman

President, Chairman and Chief Executive Officer